September 19, 2007

VIA EDGAR Jennifer Gowetski U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Kinetic Concepts, Inc.
Definitive 14A
Filed April 27, 2007
File No. 001-09913

Dear Ms. Gowetski:

We are writing on behalf of our client, Kinetic Concepts, Inc., a Texas corporation (the "Company"), in response to your letter dated August 21, 2007 (the "Comment Letter") with respect to the executive compensation and other related disclosure in the Company's Definitive Proxy Statement on Schedule 14A filed April 27, 2007.  Pursuant to our recent conversation with the Staff, we confirm that the Company expects to provide a response to the Comment Letter by October 12, 2007.

If you have any questions or require additional information, please contact the undersigned at (650) 470-4619.

Sincerely,

/s/  Jennie M. Dal Busco

Jennie M. Dal Busco

cc:           John T. Bibb, Kinetic Concepts, Inc.